SUNHYDROGEN, INC.

BioVentures Center,

2500 Crosspark Road,

Coralville, IA 52241

(805) 966-6566

January 25, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	SunHydrogen, Inc.
Registration Statement on Form S-3
File No.: 333-276678

Ladies and Gentlemen:

Please accept this letter as an amendment to the above-referenced Registration Statement on Form S-3 filed by SunHydrogen, Inc. (the “Company”) with the Securities and Exchange Commission on January 24, 2024 to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

The Company requests that the Staff contact Gregory Sichenzia or Marcelle S. Balcombe at (212) 930-9700 with any questions or comments.

Very truly yours,

SunHydrogen, Inc.

By:	/s/ Timothy Young
Timothy Young
Chief Executive Officer and Acting
Chief Financial Officer